UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Rule 13e-3 Transaction Statement
	(Under Section 13(e) of the Securities Exchange Act of 1934)

	(Amendment No. ^ 4 - Final Amendment)


	ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
	(Name of Issuer)

ELECTRONIC RETAILING SYSTEMS INTERNATIONAL, INC.
SYSTEMS HOLDING, INC.
SYSTEMS MERGER SUB, INC.
NORTON GARFINKLE
BRUCE F. FAILING, JR.
GARFINKLE LIMITED PARTNERSHIP I
GARFINKLE LIMITED PARTNERSHIP II
G.F. MANAGEMENT CORP.
THE FAILING TRUST
(Name of Person(s) Filing Statement)

	Common Stock, $.01 par value
	(Title of Class of Securities)

	285825 10 5
	(CUSIP Number)


     Howard Kailes, Esq.			 Kenneth Lefkowitz, Esq.
    Krugman & Kailes LLP			Hughes Hubbard & Reed LLP
  Park 80 West - Plaza Two			 One Battery Park Place
Saddle Brook, New Jersey 07663			New York, New York 10004
        (201) 845-3434			     (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

a.	[x] 	The filing of solicitation materials or an information
statement subject to the Regulation 14A (Sections
240.14a-1 through 240.14b-2).
b.	[ ]	The filing of a registration statement under the
Securities Act of 1933.
c.	[ ]	A tender offer.
d.	[ ]	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:
[x]


Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


Calculation of Filing Fee

     Transaction valuation*
     Amount of filing fee
        $2,248,788.62
           $449.76


*	The transaction valuation ^ was calculated as the product of:
(x) 8,649,187 shares of the issuer's common stock, $.01 par value (based on the maximum number of shares to be converted in the merger to the right to receive cash, including shares issuable upon the exercise of outstanding stock options of the issuer ^ with an exercise price below the per share merger consideration and excluding (i) shares beneficially owned by the acquisition company that will not be converted into cash in the ^ merger and (ii) shares issuable upon the exercise of outstanding stock options and warrants of the issuer ^ with an exercise price in excess of the per share merger consideration); and (y) $0.26 (equal to the ^ cash payment to holders of the shares set forth in (x)). The filing fee ^ was determined by multiplying the amount calculated as aforesaid by 1/50 of one percent.

[x] Check the box if any part of the fee is offset as provided by
Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $449.76

Form or Registration No.: Schedule 14C Preliminary Information
Statement

Filing Party:  Electronic Retailing Systems International, Inc.

Date Filed: ^ July 26, 2001


INTRODUCTION

	This Amendment No. ^ 4 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed on July 26, 2001, as amended by Amendment No. 1 thereto filed on October 9, 2001, ^ Amendment No. 2 thereto filed on November 19, 2001 and Amendment No. 3 thereto filed on November 29, 2001 (collectively, the "Schedule 13E-3"), is being filed as the final amendment to Schedule 13E-3 by: (i) Electronic Retailing Systems International, Inc., a Delaware corporation ("ERS"), ^ the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, and the successor to Systems Merger Sub, Inc., a Delaware corporation ("Merger Sub") and a constituent corporation in the merger that is the subject of the Rule 13e-3 transaction described herein.; (ii) Systems Holding, Inc., a Delaware corporation ("Holdco") organized by Norton Garfinkle and Bruce F. Failing, Jr., the principal stockholders of ERS, for purposes of effecting the Rule 13e-3 transaction described herein; ^ (^ iii) Norton Garfinkle, who, individually and through Garfinkle Limited Partnership I and Garfinkle Limited Partnership II (with respect to each of which G.F. Management Corp., all of the shares of which are held by Mr. Garfinkle, acts as sole general partner) ^ was the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of approximately 37.0% of the common stock, $.01 par value (the "ERS Common Stock"), of ERS prior to consummation of the Rule 13e-3 transaction described herein; (^ iv) Bruce F. Failing, Jr., the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of approximately 14.7% of the ERS Common Stock (including shares held by The Failing Trust and Mr. Failing's sister) prior to consummation of the Rule 13e-3 transaction described herein; (v^ ) Garfinkle Limited Partnership I, a Delaware limited partnership ("G.P. I"); (vi^ ) Garfinkle Limited Partnership II, a Delaware corporation ("G.P. II"); (vii^ ) G.F. Management Corp., a Delaware corporation ("G.F. Corp."); and
(viii) The Failing Trust, as to which Leigh Q. Failing, Mr. Failing's spouse, and Ernest N. Abate act as co-trustees.


	^ The purpose of this final amendment to Schedule 13e-3 is to report that, effective December 31, 2001, pursuant to the terms of ^ the Agreement of Plan of Merger dated as of July 2, 2001 (the "Merger Agreement") among ERS, Holdco and Merger Sub, Merger Sub
^ merged (the "Merger") into ERS following the reclassification
^ of the shares of ERS Common Stock contributed to Holdco as shares of a new class B common stock, $.01 par value (the "ERS
Class B Common Stock"), of ERS, ^ with ERS ^ continuing^ as the surviving corporation. As a result of the Merger, each share of ERS' Series A-1 Preferred Stock, $1.00 par value^ , and each share of ERS Class B Common Stock, outstanding immediately prior to the Merger, other than dissenting shares, ^ continues unchanged and remains outstanding as shares of the capital stock of ERS. At the effective time of the Merger, each share of ERS Common Stock outstanding immediately prior to the Merger, other than dissenting shares, ^ was converted into the right to receive $0.26 per share in cash, without interest.


	On December 31, 2001, ERS filed a ^ certification on Form 15 pursuant to Rules 12g-4 and 12h-3 promulgated under the Exchange
Act to immediately suspend all reporting requirements under Sections 13 and 15(d) of the Exchange Act.
	^

	All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

^

Item 16.	Exhibits.

ITEM 1016

	(a)	Definitive Information Statement of ERS dated November
29, 2001, incorporated herein by reference.

	(b)	Not applicable.

	(c)(1)	Opinion of BNY Capital Markets, Inc. dated July 2,
2001, included as Annex B to the Information Statement and incorporated herein by reference.

	(c)(2)	BNY Capital Markets, Inc. Presentation to Special
Committee dated July 2, 2001.**

	(c)(3)	Consent of BNY Capital Markets, Inc.***

	(d)(1)	Agreement and Plan of Merger dated July 2, 2001
among ERS, Holdco and Merger Sub, included as Annex A to the Information Statement and incorporated herein by reference.

	(d)(2)	Form of Holdco Subscription Agreement (Share
Contribution).*

	(d)(3)	Form of Letter of Transmittal (10% Guaranteed
Secured Notes).*

	(d)(4)	Participation Agreement among Holdco Stockholders
(10% Guaranteed Secured Notes).*

	(d)(5)	Consent Agreement among Holdco, ERS and Electronic
Retailing Systems International, Inc., a Connecticut corporation.*

	(d)(6)	Registration Rights Agreement dated July 11,
1996.*

	(d)(7)	Registration Rights Agreement dated July 24,
1995.*

	(d)(8)	Stockholders' Agreement dated March 12, 1993, as
amended by Amendment No. 1 dated October 29, 1997 and Amendment no. 2 dated April 25, 1998.*

	(d)(9)	Registration Rights Agreement dated March 12,
1993.*

	(f)	Section 262 of the Delaware General Corporation Law,
included as Annex C to the Information Statement and incorporated herein by reference.

(g) Not applicable.

*   Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on July 26, 2001.

**  Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on October 9, 2001.

***  Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on November 29, 2001.



SIGNATURE

	After due inquiry and to the best of their knowledge and belief, each of the undersigned does certify that the information set forth in this statement is true, complete and correct.

Dated: ^ December 31, 2001	ELECTRONIC RETAILING SYSTEMS
				^ INTERNATIONAL, INC.*


							By s/Bruce F. Failing, Jr.
							  ---------------------------
							  Bruce F. Failing, Jr.
							  Chief Executive Officer

Dated: ^ December 31, 2001	SYSTEMS HOLDING, INC.


		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle, Chairman

^
Dated: ^ December 31, 2001	s/Norton Garfinkle
		------------------------------
		   Norton Garfinkle

Dated: ^ December 31, 2001	GARFINKLE LIMITED
		 PARTNERSHIP I

		By: G.F. Management Corp.
		    general partner


		By s/Norton Garfinkle
		   ---------------------------
		   Norton Garfinkle
		   Chairman



Dated: ^ December 31, 2001	GARFINKLE LIMITED
		 PARTNERSHIP II

		By: G.F. Management Corp.
		    general partner

		By s/Norton Garfinkle
		   --------------------------
		   Norton Garfinkle
		   Chairman

Dated: ^ December 31, 2001	G.F. MANAGEMENT CORP.


		By s/Norton Garfinkle
		  ----------------------------
		  Norton Garfinkle
		  Chairman

Dated: ^ December 31, 2001
		  s/Bruce F. Failing, Jr.
		  ----------------------------
		  Bruce F. Failing, Jr.

Dated: ^ December 31, 2001	THE FAILING TRUST


		By s/Leigh Q. Failing
		  ----------------------------
		  Leigh Q. Failing, trustee


Dated: ^ December 31, 2001
		By s/Ernest N. Abate
		  ---------------------------
		  Ernest N. Abate, trustee


* including as successor to Systems Merger Sub, Inc. as a result of the Rule 13e-3 transaction described herein.



INDEX TO EXHIBITS

(a)		Definitive Information Statement of ERS dated November
29, 2001, incorporated herein by reference.

(b)		Not applicable.

(c)(1)	Opinion of BNY Capital Markets, Inc. dated July 2,
2001, included as Annex B to the Information Statement and incorporated herein by reference.

(c)(2)	BNY Capital Markets, Inc. Presentation to Special
Committee dated July 2, 2001.**

(c)(3)	Consent of BNY Capital Markets, Inc.***

(d)(1)	Agreement and Plan of Merger dated July 2, 2001 among
ERS, Holdco and Merger Sub, included as Annex A to the
Information Statement and incorporated herein by reference.

(d)(2)	Form of Holdco Subscription Agreement (Share
Contribution).*

(d)(3)	Form of Letter of Transmittal (10% Guaranteed Secured
Notes).*

(d)(4)	Participation Agreement among Holdco Stockholders (10%
Guaranteed Secured Notes).*

(d)(5)	Consent Agreement among Holdco, ERS and Electronic
Retailing Systems International, Inc., a Connecticut corporation.*

(d)(6)	Registration Rights Agreement dated July 11, 1996.*

(d)(7)	Registration Rights Agreement dated July 24, 1995.*

(d)(8)	Stockholders' Agreement dated March 12, 1993, as
amended by Amendment No. 1 dated October 29, 1997 and
Amendment no. 2 dated April 25, 1998.*

(d)(9)	Registration Rights Agreement dated March 12, 1993.*

(f)		Section 262 of the Delaware General Corporation Law,
included as Annex C to the Information Statement and incorporated herein by reference.

(g)		Not applicable.

*  Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on July 26, 2001.

** Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on October 9, 2001.

*** Denotes that the document was filed as an exhibit to the
Schedule 13E-3 filed by the filing persons on November 29, 2001.





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